UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):  November 4, 2010

TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-34473	20-2533768
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4101 Research Commons
79 T.W. Alexander Drive

 Research Triangle Park, North Carolina  27709

(Address of principal executive offices)

                                   (919) 316-6300

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑         Written communications pursuant to Rule 425 under the Securities Act  (17 CFR 230.425)

☐         Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐         Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐         Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.    ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On November 4, 2010, Talecris Biotherapeutics Holdings Corp. (“Talecris”), Grifols, S.A., a company organized under the laws of Spain (“Grifols”) and Grifols, Inc., a Delaware corporation and a direct wholly owned subsidiary of Grifols (“HoldCo”) entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger, dated June 6, 2010, by and among Talecris, Grifols and HoldCo (the “Merger Agreement”), which amends certain provisions of the Merger Agreement to, among other things, (1) increase the exchange ratio for determining the number of Grifols non-voting shares to be received for each share of Talecris common stock in the merger to 0.6485 (from 0.641) for Talecris’ stockholders (other than Talecris Holdings, LLC (“Talecris Holdings”) and Talecris’ directors who will receive consideration based on the original exchange ratio of 0.641) and (2) make available to Talecris’ stockholders appraisal rights in accordance with Section 262 of the DGCL in connection with the transactions contemplated by the Merger Agreement.  The exchange ratio increase is an increase of 0.0075 on a per share basis, or 500,000 Grifols non-voting shares on an aggregate basis.

In connection with the Amendment, on November 4, 2010, Talecris, Grifols and Talecris Holdings entered into an Appraisal Indemnity Agreement (the “Appraisal Indemnity Agreement”) pursuant to which Grifols and Talecris Holdings have agreed to share certain potential costs or savings that could result from exercise of appraisal rights by Talecris stockholders.

            The foregoing descriptions of the Amendment and the Appraisal Indemnity Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Amendment and the Appraisal Indemnity Agreement which are attached to this Current Report on Form 8-K as Exhibits 2.1, 2.2 and 2.3 respectively, and are incorporated herein by reference.

            On October 29, 2010, the parties to the consolidated class action captioned In re Talecris Biotherapeutics Holdings Shareholder Litigation, Consol. C.A. No. 5614-VCL, which is pending in Court of Chancery of the State of Delaware (the “Delaware Litigation”) entered into a Memorandum of Understanding (“MOU”) reflecting an agreement in principle to settle all claims in the Delaware Litigation.  The Amendment and the Appraisal Indemnity Agreement were entered into in light of the agreement reflected in this MOU.  The MOU also provides that the parties will enter into a settlement agreement providing for dismissal of the action with prejudice and a release of all claims.  The settlement is subject, among other things, to formal documentation, notice to the class and final court approval.

Additional Information

            In connection with the proposed transaction Grifols has filed with the SEC a Registration Statement on Form F-4 that includes a preliminary joint proxy statement of Grifols and Talecris that also constitutes a prospectus of Grifols. At the appropriate time, Grifols and Talecris will mail the definitive joint proxy statement/prospectus to their Talecris stockholders. Before making any voting or investment decision, investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may

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obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website at www.sec.gov and by directing a request to Talecris Biotherapeutics Holdings Corp. 4101 Research Commons, 79 T.W. Alexander Drive Research Triangle Park, North Carolina 27709, Attention: Investor Relations.

            Talecris, its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Talecris’ directors and executive officers in its Form S-4 filed with the SEC on April 13, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Talecris using the contact information above.

ITEM 9.01.    FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits

Exhibits to this Form 8-K

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated as of June 6, 2010, by and among Grifols, S.A., Grifols, Inc. and Talecris Biotherapeutics Holdings Corp. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Talecris on June 10, 2010)

2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of November 4, 2010, by and among Grifols, S.A., Grifols, Inc. and Talecris Biotherapeutics Holdings Corp.
2.3

Appraisal Indemnity Agreement, dated as of November 4, 2010, by and among Talecris Biotherapeutics Holdings Corp., Grifols, S.A., and Talecris Holdings, LLC, and solely with respect to the provisions of Section 9, Cerberus Capital Management, L.P.

Pursuant to Item 601(b)(2) of Regulation S-K, the registrant hereby agrees to supplementally furnish to the Commission upon request any omitted schedule or exhibit.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Talecris Biotheraputics Holdings Corp. (Registrant)
Date: November 5, 2010	/s/ John F. Gaither, Jr. Name: John F. Gaither, Jr. Title: Executive Vice President, General Counsel and Corporate Secretary

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EXHIBIT INDEX

Exhibits to this Form 8-K

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated as of June 6, 2010, by and among Grifols, S.A., Grifols, Inc. and Talecris Biotherapeutics Holdings Corp. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Talecris on June 10, 2010)

2.2	Amendment No. 1 to the Agreement and Plan of Merger, dated as of November 4, 2010, by and among Grifols, S.A., Grifols, Inc. and Talecris Biotherapeutics Holdings Corp.
2.3

Appraisal Indemnity Agreement, dated as of November 4, 2010, by and among Talecris Biotherapeutics Holdings Corp., Grifols, S.A., and Talecris Holdings, LLC, and solely with respect to the provisions of Section 9, Cerberus Capital Management, L.P.

Pursuant to Item 601(b)(2) of Regulation S-K, the registrant hereby agrees to supplementally furnish to the Commission upon request any omitted schedule or exhibit.

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